May 9, 2008

C. Scott Kulicke
Chairman of the Board and Chief Executive Officer
Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, Pennsylvania 19034

>   **Re: Kulicke and Soffa Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended September 29, 2007**
>   **Filed December 11, 2007**
>   **File No. 0-00121**

Dear Mr. Kulicke:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Tim Buchmiller
      Senior Attorney